T3112

03001937

BB 3/3

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MELLON FINANCIAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MELLON CENTER - SUITE 0475
(No. and Street)

PITTSBURGH	PA	15258-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. GEARHART (412) 234-2103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

ONE MELLON CENTER	PITTSBURGH	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY S. GEARHART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MELLON FINANCIAL MARKETS, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FIRST VICE PRESIDENT & TREASURER

Title

Notary Public

Notarial Seal
Diane M. Wagner, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Mar. 5, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

Members of the Board of Directors
Mellon Financial Markets, LLC:

In planning and performing our audit of the financial statements of Mellon Financial Markets, LLC (the Company), a wholly owned subsidiary of Mellon Financial Corporation, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of Members of the Board of Directors and management of Mellon Financial Markets, LLC, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended and should not be used by anyone other than these specified parties.

KPMG LLP

Pittsburgh, Pennsylvania
January 31, 2003

KPMG

MELLON FINANCIAL MARKETS, LLC

(A Wholly Owned Subsidiary of Mellon Financial Corporation)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report

Members of the Board of Directors
Mellon Financial Markets, LLC:

We have audited the accompanying statement of financial condition of Mellon Financial Markets, LLC (the Company), a wholly owned subsidiary of Mellon Financial Corporation, as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mellon Financial Markets, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
January 31, 2003

MELLON FINANCIAL MARKETS, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash (note 4)	$	643,803
Securities purchased under agreements to resell		134,225,047
Securities owned at market value (note 6)		121,953,291
Interest receivable		876,526
Receivable from broker/dealer (note 7)		2,976,874
Receivable from customer (note 7)		18,538,412
Accounts receivable (note 5)		1,708,376
Other assets		155,555
Deferred tax assets (note 9)		2,255,886
	$	283,333,770

Liabilities and Members' Equity

Securities sold under agreements to repurchase (notes 5 and 8)	$	165,804,946
Payable to broker/dealer (note 7)		42,817,498
Securities sold, but not yet purchased, at market value (note 6)		22,938,375
Interest payable		125,606
Income tax payable to affiliate (note 9)		1,809,266
Other liabilities and accrued expenses (note 5)		5,843,784
		239,339,475
Commitments and contingent liabilities:		
Subordinated borrowings (notes 5 and 10)		20,000,000
		259,339,475
Managing members' capital		100
Members' capital		23,994,195
Total members' equity		23,994,295
	$	283,333,770

See accompanying notes to statement of financial condition.

(1) Organization

Mellon Financial Markets, LLC (the Company) is a registered broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Mellon Financial Corporation (MFC).

The Company deals in a broad range of products, including U.S. treasury and federal agency securities, asset-backed and mortgage-related securities, corporate debt securities, municipal securities, and money market instruments. The Company also acts as agent for Mellon Bank, N.A. (the Bank) and MFC in distributing various other investment products including deposits. Additionally, the Company provides administration services and the distribution of commercial paper in the secondary securities market for Three Rivers Funding Corp. (TRFCO), a special purpose entity that issues commercial paper to purchase pools of receivables or asset-backed securities. Additionally, the Company engages in the underwriting of certain securities including federal agency securities, municipal securities, corporate debt, asset-backed and mortgage-related securities, and equity securities.

(2) Significant Accounting Policies

(a) Security Transactions

Securities owned and securities sold, but not yet purchased, are reported on a trade-date basis and stated at market value. Interest on securities owned is accrued as earned.

(b) Repurchase and Resale Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at amounts at which the securities will be resold or reacquired, plus accrued interest, as specified in the respective agreements. It is the Company's policy to take possession of securities purchased under agreements to resell and to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements.

(c) Income Taxes

The Company is a single member, limited liability company. A single member, limited liability company generally is treated as a disregarded entity for federal tax purposes. As the Company is considered a division of MFC, federal tax expense will continue to be recorded by the Company. For state tax purposes, liabilities arising from the operations of the Company are the responsibility of MFC.

The Company's results for the year ended December 31, 2002 will be included in the consolidated MFC federal tax return for the year ended December 31, 2002. Pursuant to a tax-sharing agreement with MFC, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated MFC tax return. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to

apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) *Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(3) Adoption of New Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This statement requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently determining the impact of this interpretation.

On January 20, 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*. This interpretation addresses consolidation by business enterprises of variable interest entities. The application of this interpretation is immediate for variable interest entities created after January 31, 2003 and is effective July 1, 2003 for variable interest entities that existed prior to February 1, 2003. The Company is currently determining the impact of this interpretation on its referral relationship with TRFCO.

(4) Regulatory Requirements

(a) Cash and Securities Segregated Under Federal and Other Regulations

Cash of $265,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(b) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2002, the Company had net capital of $33,776,627 which was $32,776,627 in excess of required net capital.

(5) Related Party Transactions

In conducting its business, the Company engages in transactions with affiliated entities of MFC. Under operating agreements, certain affiliates provide the Company with services related to trading activities. The significant affiliate amounts at December 31, 2002 are as follows:

Accounts receivable	$	194,104
Securities sold under agreements to repurchase		54,508,050
Subordinated borrowings		20,000,000
Other liabilities and accrued expenses		97,143

The Company maintains a business relationship with TRFCO, a special purpose entity that issues commercial paper to purchase pools of receivables or asset-backed securities. TRFCO, formed in 1990, is not a subsidiary of MFC or the Company and is owned by a third party. TRFCO's financial results are not included in the financial statements of MFC or the Company. In the business relationship, MFC provides liquidity support and a letter of credit in support of TRFCO's commercial paper. Additionally, MFC operates as a referral agent that refers MFC customers and transactions to TRFCO, which ultimately must be approved by the third party. Loans or other assets are not transferred from MFC to TRFCO. The Company is responsible for providing administration services and the distribution of commercial paper in the secondary securities market for TRFCO.

(6) Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities owned and securities sold, but not yet purchased, at market values, as of December 31, 2002 consist of the following:

		Securities owned	Securities sold, but not yet purchased
U.S. government and agency securities	$	81,770,195	22,938,375
State and municipal government securities		30,459,930	—
Asset-backed securities		75	—
Corporate debt securities		9,123,641	—
Commercial paper		599,450	—
	$	121,953,291	22,938,375

(7) Receivable From and Payable to Customer and Broker/Dealer

		Receivable	Payable
Customer	$	784,883	—
Customer trades pending settlement		17,753,529	—
Broker/dealer		210,197	1,253,681
Broker/dealer trades pending settlement		2,766,677	41,563,817

(Continued)

Accounts receivable from and payable to customer and broker/dealer include amounts due on trading securities. Securities owned by customer and broker/dealer are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

Customer and broker/dealer trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2002 approximates the amounts owed. Trades pending settlement at December 31, 2002 were settled without an adverse effect of the Company's statement of financial condition.

(8) Securities Sold Under Agreements to Repurchase

At December 31, 2002, the market value of the securities sold subject to repurchase was $168,423,329, and the average effective interest rate was 5.2%.

(9) Income Taxes

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2002 are as follows:

Deferred tax assets:		
Deferred management incentive	$	1,571,112
Intangible assets		685,124
Gross deferred tax asset		2,256,236
Deferred tax liabilities:		
Fixed assets		350
Gross deferred tax liabilities		350
Net deferred tax asset		2,255,886
Valuation allowance		—
Net deferred tax assets, net of valuation allowance	$	2,255,886

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 since it is more likely than not that the deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

Additionally, the Company realized a federal tax benefit of $160,950 recorded directly to members' capital as a result of the Company's employees exercising stock of MFC.

(10) Subordinated Borrowings

The borrowings under subordination represent cash subordination agreements with an affiliate. The subordinated borrowings bear a rate of one month LIBOR (London Interbank Offered Rate) plus 63 basis

points, to be reset on the first business day of each month, maturing December 30, 2004. The subordinated borrowings have been approved by the NASD and are available in computing net capital under the SEC's Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(11) Pension and Employee Benefit Plans

The Company participates in a noncontributory defined benefit pension plan, sponsored by MFC, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of MFC, an analysis setting forth the plan's funded status at December 31, 2002, cannot be separately determined for the Company. At December 31, 2002, the plan was overfunded.

The Company participates in a defined contribution retirement savings plan, sponsored by MFC, covering substantially all employees. Employees become eligible to participate upon first day of employment. If a participant decides to contribute, a portion of the contribution is matched by MFC.

The Company participates in other employee benefit plans, sponsored by MFC, that provide healthcare, life insurance, and other post-retirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, co-insurance provisions, and service-related eligibility requirements. Since the Company participates in the plans with other subsidiaries of MFC, an analysis setting forth the funded status of the plans at December 31, 2002 cannot be separately determined for the Company.

(12) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value.

(13) Commitments and Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit and Customer Risk

The Company is engaged in various trading and brokerage activities with counterparties, which are primarily domestic financial institutions and the U.S. government and its agencies. In the event counterparties do no fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company manages credit risk by dealing only with approved counterparties under specific credit limits and by monitoring the amount of outstanding contracts by customer and in the aggregate against such limits. Counterparty limits are monitored on an ongoing basis.

Market risk arises should the value of the securities committed to be underwritten by the Company decline before the closing of the transaction and changes in the market value of contracts as a result of the fluctuations in interest and currency rates. The Company limits its exposure to market risk by generally entering into matching or offsetting positions and by establishing and monitoring limits on unmatched positions. The overall level of market risk from financial instruments the Company is exposed to is often limited by other financial instruments recorded both on- and off-balance-sheet.

As an overall trading strategy to control market risk, the Company may enter into transactions in derivative financial instruments, which include forward and future contracts and options. These derivative financial instruments are typically used by the Company to hedge various trading products.

Forward and futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded, and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties for specific positions.

Options on futures contracts allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time. Options on U.S. government securities are contracts that allow the owner of the option to purchase or sell U.S. government securities at a specified price within a specified period of time. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties for specific positions.

At December 31, 2002, the Company had sold futures contracts with a notional amount of $25,500,000 and purchased options contracts with a notional amount of $10,000,000.

Additionally, the Company's business involves the participation in underwriting activities, primarily with public entities in and contiguous to the state of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities as part of the underwriting and executes security sale transactions with customers. The Company had no securities committed to be underwritten at December 31, 2002.

The TRFCO relationship for the year ended December 31, 2002 represented a concentration related to the Company's operational results. The Company may be impacted if the Company's relationship with TRFCO changes as a result of the issuance of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*.